Filed pursuant to Rule 253(g)(2)

File No.  024-11891

ERC COMMUNITIES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated July 5, 2022, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1772602/000110465922077173/tm2215176-4_253g2.htm

Additional information about the Company is available in the amendment to its 2022 Semiannual Report filed on Form 1-SA available here:

https://www.sec.gov/Archives/edgar/data/1772602/000110465922103275/tm2226673d1_1sa.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED JULY 5, 2022

THIS SUPPLEMENT IS DATED FEBRUARY 22, 2023

We have determined that the price for each share of our Class A Preferred Stock will be $13.00, and the minimum investment amount is 60 shares ($780). The information in the Offering Circular, including the cover, “Dilution,” “Plan of Distribution and Selling Securityholders,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.

In addition, the company has changed the address of its principal executive offices to the following: 650 E. Bloomingdale Ave, Brandon, FL 33511.

The company has appointed Ryan Ellenburg to serve as a Director of the company.

As a result, the company amends and restates the following section:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, Page 37

The table below sets forth the officers and directors of the company as of February 21, 2023.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	Director, Chairman and CEO	ERC Communities, Inc.	74	November 8, 2018 - Present
Ryan Ellenburg	Director	ERC Communities, Inc.	41	January 6, 2023 - Present
Ryan Koenig	President and COO	ERC Communities, Inc.	45	November 8, 2018 - Present

The table below sets forth the officers and directors of ERC Communities, Inc., (“ERC Parent”) as of February 21, 2023.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	Director Chairman Chief Executive Officer	ERC Communities, Inc.	74	November 8, 2018
Ryan Koenig	Director Chief Development Officer	ERC Communities, Inc.	45	November 8, 2018
Ryan Ellenburg	Director	ERC Communities, Inc.	41	January 6, 2023
David A. Morris III	Consulting CFO	ERC Communities, Inc.	63	November 8, 2018

Gerald Ellenburg

Gerald Ellenburg (“Jerry”) is the Chairman and Chief Executive Officer of ERC Parent since August 2016. Jerry also serves as the Chairman and Chief Executive Officer of GolfSuites, Inc. since October 2018. Jerry has a total of 35 years of experience in the following areas:

·	real estate ownership,

·	management and the financing of multi-family properties and

·	management of over $750 million in debt and equity financings.

This includes Jerry’s work with Ryan Koenig at ERC Homes, LLC. They worked together at ERC Homes, LLC from 2011 until the present time. ERC Homes is a home renovation and new-construction development company that developed approximately 175 homes during this time-period. The primary activity of ERC Homes was the acquisition and renovation of bank-foreclosed single-family residences.

Jerry graduated from the University of California, Berkeley in 1971, and is a California-licensed CPA (inactive).

Ryan Koenig

Ryan Koenig is the President and Chief Operating Officer of ERC Communities, Inc., a position he has held since December 2018. From March 2011 until the present, he has been the Chief Development Officer at eResidential and Commercial LLC (ERC Homes), where he worked with Jerry Ellenburg. Ryan has over 20 years of experience in real estate development and construction with the following companies: Wood Partners Camden Properties, Turner Construction and Zaremba Development. Ryan has overseen approximately $500 million in completed construction projects.

David A. Morris III

David Morris is the Consulting Chief Financial Officer at ERC Communities, Inc. since March 2011 until present. David was also the Consulting Chief Financial Officer of GolfSuites since August 2016. David has over 30 years of experience in finance and financial forensics. During his tenure at ERC Parent, David will oversee the following:

·	tax planning,

·	compliance,

·	accounting,

·	audit,

·	forecasts and

·	investment analysis.

David’s’ career has included the Vice-Presidency of Finance at Belz Enterprises, a large real estate development and management company from. David graduated from the University of Wisconsin, La Crosse, in 1980 and is a Tennessee-licensed CPA.

Ryan Ellenburg

Ryan Ellenburg was appointed as member of the Board of Directors of the company on January 6, 2023. Ryan Ellenburg has been consulting with the capital markets team for ERC Communities, Inc., ERC Communities 1, Inc., GolfSuites, Inc., and GolfSuites 1, Inc. since June 2019. In January 2023, Ryan joined the board of directors for ERC Communities, Inc., and ERC Communities 1, Inc. Previously, from September 2017 until June 2019, Ryan was employed by Allied Universal as a security contractor. During that time frame his primary clients were PG&E and ServiceNow. Ryan is no stranger to technology and finance and has been improving systems since value engineering construction projects in college and then overseeing standard upgrades for worldwide Silicon Valley accounts. Mr. Ellenburg is a graduate of the Georgia Institute of Technology in 2004.